SUPPLEMENT DATED JANUARY 10, 2021
To the following variable annuity prospectus:
Allianz Index Advantage Income ADVSM
Dated October 18, 2021
ISSUED BY
Allianz Life Insurance Company of North America and Allianz Life® Variable Account B
This supplement updates certain information contained in the prospectus and should be attached to the prospectus and retained for future reference.

The Allianz Index Advantage Income ADVSM contract will be available for purchase in California on January 24, 2022.

The following is added to Appendix D, Material Contract Variations by State, on page 119 of the prospectus:

ISSUE STATE	FEATURE AND BENEFITS	VARIATION
California	Eligible Person(s) and Covered Person(s) See section 2

• We do not remove a person as an Eligible Person(s) or Covered Person(s) following an assignment, ownership change, or Beneficiary change.
• If you are the sole individual Owner or a Joint Owner and select joint Income Payments, you must designate an Owner to be a Covered Person.

Assignments, Changes of Ownership and Other Transfers of Contract Rights See section 2

We cannot restrict assignments or changes of ownership.
• We do not change the Determining Life (Lives) following an assignment or ownership change. If you assign the Contract and the Determining Life (Lives) are no longer an Owner (or Annuitant if the Owner is a non-individual) the Traditional Death Benefit or Maximum Anniversary Value Death Benefit may not be available and on the Owner’s death the Beneficiary(s) will only receive the Contract Value.
• If you assign the Contract on or before the Income Benefit Date and as a result none of the Eligible Person(s) are an Owner (or Annuitant if the Owner is a non-individual), Income Payments will not be available, but the Income Benefit and its associated rider fee will continue. Your only recourse is to restore an Eligible Person as an Owner by assigning or changing ownership, or to remove the Income Benefit if you no longer want to pay the rider fee.
• If you assign the Contract after the Income Benefit Date and a Covered Person(s) who was previously an Owner no longer has that position, the Income Benefit and any Income Payments may end even if the Covered Person is still alive.

PRO-009-0421
(IAI-003-ADV)

ISSUE STATE	FEATURE AND BENEFITS	VARIATION
California (continued)	Free Look/Right to Examine Period See section 3

For Owners age 60 or older (or Annuitants age 60 or older for non-individually owned Contracts), we are required to allocate your initial Purchase Payment to the AZL Government Money Market Fund during the 30 day free look period unless you specify otherwise on the appropriate form. If you want to immediately apply your Purchase Payment to the Index Options you must opt out of this allocation. If you do not opt out of this allocation to the AZL Government Money Market Fund your Index Effective Date cannot occur until the free look period has ended.

Income Multiplier Benefit See section 10

• The portion of the benefit based on confinement for care requiring a stay in an eligible facility is not available.
• ADLs include a Covered Person requiring substantial supervision due to severe cognitive impairment.

When the Income Benefit Ends See section 10

The Income Benefit and any Income Payments end based on the earlier of the date of death of an individual Owner (or Annuitant if the Owner is a non-individual), or last surviving Covered Person. Upon the death of an individual Owner (or Annuitant if the Owner is a non-individual), if the deceased’s spouse:
• continues the Contract, the Income Benefit and Income Payments end on the earlier of the date of death of the surviving spouse, or last surviving Covered Person.
• elects to receive payment of the death benefit, the Income Benefit ends on the Business Day we receive his or her Valid Claim.
This means if you assign the Contract after the Income Benefit Date, Income Payments may end even if the Covered Person is still alive.

PRO-009-0421
(IAI-003-ADV)